Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

July 25, 2007

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.
Supplement to Registration Statement on Form S-1
File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated July 16, 2007 to the Partnership’s prospectus dated December 29, 2006.

Please contact me if you have any questions.

Best regards,

Scott R. Baldwin

Executive Vice President/Director

Price Asset Management, Inc.

General Partner for Price Fund I, L.P.

312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING

THE SELLING GROUP MANAGER WEBSITE AT WWW.PRICEASSET.COM,

BY EMAILING INFO@PRICEGROUP.COM. OR BY CALLING TOLL FREE AT

800-444-7075.

Price Fund I, LP

141 West Jackson Blvd. Suite # 1340A

Chicago, Illinois 60604

(312) 264-4300

Activity for Month

Price Fund I

Unaudited Account Statement for the month ending:

June 30, 2007

	Your Account Activity
	Dollars	Units
Beginning of Period	$402,192.39	507.1857
Deposits	$0.00	0.0000
Withdrawals	$0.00	0.0000
Transfers	$0.00	0.0000
Net income (loss)	$8,276.84

Ending Account Balance	$410,469.23	507.1857

Beginning NAV/unit	$792.99
Ending NAV/unit	$809.31
Performance for Period	2.06%

Monthly Performance Summary - Overall Fund

Activity From Trading and Interest	June 2007
Realized trading gain (loss)	$148,883.72
Change in unrealized gain (loss):	$(96,257.73)
Brokerage commissions	$(2,722.38)
Interest income	$5,219.32

Total activity from trading and interest	$55,122.93

Fees and Expenses

Administrative and operating expenses	$14,772.92
Management and trailing fees	$2,608.00
Incentive fees	$13,817.23

Total fees and expenses	$31,198.15

Net Income (Loss) for the Period	$23,924.78

Monthly Rate of Return	2.06%
Year to Date Rate of Return	-3.32%

I hereby affirm that to the best of my knowledge and belief, the information contained in this statement is accurate and complete.

Allen D. Goodman, CFO of Price Asset Management, General Partner of Price Fund I , LP

PRICE ASSET MANAGEMENT

General Partner of the Price Fund I, LP

July 16, 2007

Dear Investor,

The net asset value of a unit as of June 30, 2007 was $809.31, up 2.06% from $792.99 per unit as of May 31, 2007. The year-to-date performance of the Fund is -3.32%.

Strong monthly performance continued, closing June and the quarter on solid footing. The partnership posted second quarter returns besting domestic equity benchmarks by a wide margin. Price Fund rose over 11.5% in Q2, followed by gains of 8.5%, 7.5%, and 5.8% respectively for the Dow, NASDAQ and S&P. The month was highlighted by continuing price trends in global interest rates and energies, handily offsetting weakness and profit taking in equity indices, soft and agricultural commodities.

Interest Rates: Investors demanded higher interest rates commensurate with the risks associated with the shakeout U.S. sub prime lending, heavy corporate issuance and healthy European and Asian economic growth. Short positions in Long Gilts, Japanese bonds and Australian bonds drove the highest returns. The European Central Bank raised rates on June 6th, following a rate rise by the Bank of England last month. In the U.S., shorts in 10-year futures profited when interest rates soared reflecting inflation and liquidity jitters. Ten-year rates leapt from 4.80% to 5.33%, closing a volatile month at 5.03%.

Currencies: Late month dollar buying pared profits in the majority of the currency sector. The yen-carry trade which has been a dominant theme for many months couldn’t compete against selling in other currencies. The rise in global interest rates was in direct competition with the fund’s short dollar trades. Cross trades in dollar/yen and euro/yen trades sustained wining trends, while profit taking in Canadian dollars and British pounds offset most monthly sector gains.

Metals: Precious metals such as gold and silver retreated, but copper prices finished slightly higher. Gold fell over 2% producing positive returns, but long positions in copper were not as fortunate. The volatile nature of the market caused an unprofitable trade exit. Overall, the sector had a negligible impact on returns.

Stock Indices: Even though the global expansion lives on, driven by strong corporate earnings and vibrant economies, carry-over long positions had their woes settling lower on the month. Many global equity benchmarks set record highs during June including the S&P 500, only to succumb to profit taking and nervousness over junk bond debt, higher interest rates and buyout financing. Long FTSE 100, S&P 500, Russell 2000 and SPI 200 index positions were pressured by profit taking and central bank policies. Strong economies can be a double edged sword as inflation and higher interest rates become a concern.

Softs and Lumber: This sector was the biggest draw on portfolio returns. Sugar prices attracted short selling as the contract moved to two year lows on June 5th, only to climb over 12% during the next three weeks. Shorts were punished as speculative funds bought to cover trades. Supply concerns over a port strike in Brazil and weather related transportation problems in the Middle East supported the move. The spike up in cotton prices was even more dramatic. In mid-May demand was waning and supply was robust reflecting the lowest prices of the year. Outdoing the sugar move, cotton surged over 20% in six weeks triggered by technical buying and weather fears. The lone bright spot here came as coffee and cocoa were able to temper some of the weakness in the soft commodity sector. A move up in both commodities generated small gains.

Energies: Energy trading was largely profitable. A strong technical break-out in crude oil above $70 per barrel was precipitated by lower than anticipated inventory numbers for U.S. petroleum stocks. The distillates which include heating oil and the benchmark Nymex gasoline contracts also settled higher. Geo-political concerns and late month terror attacks also helped support the energy complex. The partnership benefited from long trades in crude oil, unleaded gasoline and heating oil. On the flip side, the absence of any significant unstable weather let the air out of built up hurricane premiums in natural gas, adding to partnership returns.

Grains and Meats: Grain trading made money in June. Short positions in corn and long positions in soybeans resulted in the perfect seasonal spread when the highly anticipated U.S. crop reports showed the largest corn acreage planted since 1944 at the expense of soybean plantings. Corn prices sank, and were down over 75 cents from the highs on June 18th. Livestock trades were slightly negative for the month.

Very truly yours,

Scott Baldwin
Price Asset Management, Inc.
General Partner of the Price Fund I, LP